    WORLD MONITOR TRUST II--
    SERIES E
    MONTHLY REPORT/
    JUNE 30, 2000

WORLD MONITOR TRUST II--SERIES E
--------------------------------------------------------------------------------
Dear Interest Holder:

Enclosed is the report for the period from May 27, 2000 to June 30, 2000 for World Monitor Trust II--Series E ('Series E'). The net asset value of an interest as of June 30, 2000 was $89.41, a decrease of 7.58% from the May 26, 2000 value of $96.74. The year-to-date return for Series E, which commenced trading on April 6, 2000, was a decrease of 10.59% as of June 30, 2000.

Quarterly Market Overview
U.S. economic growth remained rapid throughout April and May, evidenced by economic indicators across the board. Consumer spending trended upward strongly and housing demand was high. Industrial production and wages expanded briskly in response to burgeoning domestic demand. Labor markets continued to be very tight as employment surged. Signs of an economic slowdown appeared towards the end of the quarter as markets reacted to higher than expected unemployment numbers at the end of May. However, economic expansion remained robust in most world markets throughout the quarter. The Japanese economy showed indications of increased demand in the first five months of 2000. Economic activity in developing countries also continued. Key South American economies recovered from recent recessions, while several Asian emerging market countries settled into growth at a more sustained rate.

During the quarter, financial markets were dominated by continued volatility in the equity sector. U.S. equity markets, especially more speculative technology stocks, experienced a sell-off in April as investors' confidence declined. Stock indices rallied toward the end of June, but the S&P, Dow, and NASDAQ all ended the first half of the year down.

Global bond markets mirrored the volatility of the equity markets. Early in the quarter, both U.S. and European prices on interest rate instruments fell due to a rate hike by the European Central Bank at the end of April and a strong U.S. economy. Global bond prices plummeted again in May in anticipation of a U.S. interest rate hike. The U.S. Federal Reserve raised rates by 50 basis points to 6.5%. This forceful policy (more than the 25 basis point increases implemented since mid 1999) was due to the persistent strength of overall demand and growing pressure in a tight labor market. As the quarter continued and new economic data was released, it became apparent that the U.S. economy was decelerating and bond prices rallied slightly.

The value of the U.S. dollar appreciated considerably against most major currencies at the beginning of the quarter, reflecting, in part, the larger increases in U.S. long-term yields relative to rates in most foreign countries. The dollar's rise against the euro was sizable, but it also made moderate gains against the British pound, Japanese yen, and Canadian dollar. In June, as the U.S. economy showed signs of slowing down, the U.S. dollar weakened against most major currencies. The euro reached all time lows in May before rallying in June as a result of solid European economic data and sentiment that the currency was undervalued. In May, the Japanese yen rose against the U.S. dollar supported by expectations of a possible change in the Bank of Japan's zero-interest rate policy. As the Japanese economy failed to sustain its recovery momentum, the yen lost some ground. The Canadian dollar rallied towards the end of the quarter due to steady Canadian economic data combined with signs of softening in the U.S. economy.

Increased demand caused oil prices to surge at the beginning of the quarter. In June, OPEC countries agreed to increase oil production as higher gas prices put inflationary pressure on global economies and oil prices reversed downward. In the metals markets, the trend of falling prices in April and May reversed itself later in the quarter as gold soared driven, in part, by weakening in the U.S. dollar and U.S. economy.

Quarterly Performance of Series E
The following is a summary of performance for the major sectors in which Series E traded:

Financial (-): Bond prices rallied following a higher than expected May unemployment number and lack of action by the U. S. Federal Reserve at its meeting in June resulting in losses in short 5-, 10-and 30-year U.S. bond positions. Losses in long 3-month Euribor and 5- and 10- year euro bond positions were due to actions taken by the European Central Bank to raise short term-term interest rates in April and June.

Grain (-): Long positions in corn incurred losses. Starting in early May, favorable growing conditions faced the corn market with a potentially large crop, consequently prices trended downward.

Index (-): The second quarter brought a reversal to some global equity markets. A strong U.S. economy began showing signs of slowdown and U.S. equity markets experienced an April sell-off. Overall, continued volatility in world markets resulted in losses in S&P and Nikkei Dow positions.

Metal (-): Short positions in copper, gold and zinc incurred losses as metal markets rallied due to a weakening U.S. economy.

Currency (+): Long British pound positions were profitable for Series E as the Bank of England left interest rates unchanged and the pound sterling bounced back from its decline in May. Long euro positions resulted in gains as the euro rallied in June on news of strong European economic data.

Energy (+): Long oil and gas positions resulted in gains for Series E as energy prices soared due to increased demand.

The estimated net asset value per interest as of July 24, 2000 was $88.59. Past performance is not necessarily indicative of future results.

Effective July 2000, Joseph A. Filicetti has resigned as President and Director of Prudential Securities Futures Management Inc.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          -------------------------
          Eleanor L. Thomas
          Executive Vice President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------------
For the period from May 27, 2000
  to June 30, 2000
Revenues:
Realized loss on commodity
  transactions...............................   $(122,600)
Change in unrealized commodity
  positions..................................    (251,270)
Interest income..............................      28,835
                                                ---------
                                                 (345,035)
                                                ---------
Expenses:
Commissions..................................      28,183
Management fees..............................       9,384
Other transaction fees.......................       5,997
Other expenses...............................       7,084
                                                ---------
                                                   50,648
                                                ---------
Net loss.....................................   $(395,683)
                                                ---------
                                                ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
-----------------------------------------------------------
For the period from May 27, 2000
  to June 30, 2000
                                                     Per
                                        Total      Interest
                                      ----------   --------
Net asset value at beginning of
  period (53,816.305 interests).....  $5,206,087    $96.74
Contributions.......................     175,598
Net loss............................    (395,683)
Redemptions.........................    (218,523)
                                      ----------
Net asset value at end of
  period (53,319.519 interests).....  $4,767,479     89.41
                                      ----------
                                      ----------
                                                   --------
Change in net asset
  value per interest............................    $(7.33)
                                                   --------
                                                   --------
Percentage change...............................     (7.58)%
                                                   --------
                                                   --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series E is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 --------------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer